Exhibit (a)(5)(J)

Paramount Isn’t Giving up Warner Bros. to Netflix Just Yet (Podcast)

Puck: The Town

By Matthew Belloni

18 December 2025

MATTHEW BELLONI: It is Thursday, December 18. Quite a development in the saga of who will buy the Warner Brothers Discovery studio. The board of the company didn't just reject the hostile takeover bid from Paramount, they kind of eviscerated Paramount and the Ellison family in the process. The 83-page SEC filing offers the Warner's version of events that led to Netflix announcing its $83 billion acquisition of the studio and HBO Max on December 5. Remember, Paramount is now pushing a hostile bid of more than $100 billion for the whole company, including the TV networks that are the subject of debate over how valuable they will be on their own. In the new filing, Warner's called Paramount's $30 per share offer inferior and inadequate. The Ellison's quote consistently misled them and repeatedly failed to incorporate critical feedback regarding its equity finance. The bid was portrayed as messy and filled with red flags. By contrast, they say the Netflix offer of more than $27 in cash and stock for just the studio and HBO Max, which Warner’s ended up accepting was a quote “clean bid” without questions around who is ultimately accountable and without Middle East money – that’s a key point. After all, the Ellisons are putting in only $12 billion of equity. I say only as if $12 billion is only, but it's only $12 billion in equity in their bid, and they recruited funds in Saudi Arabia and Abu Dhabi and Qatar to put in additional money, about 24 billion, double the amount of the family, though the fund associated with Jared Kushner has since dropped out. But that is the Warner's side of the story, as I said. And now here on the town Paramount is responding. Gerry Cardinale, founder of RedBird Capital, and a longtime backer of David Ellison’s Skydance and then Paramount and now the bid for Warners. He says that the whole Warner Brothers missive is a big red herring. Larry Ellison is all in on this deal, he says. And despite the noise, its $30 per share offer is all cash, thus a better deal for shareholders. Ellison and his backers are still pushing for a shareholder vote. They had people at the White House this week pressing their case there. They're confident that if this is all about money and the ability to close this deal, which they say it's supposed to be, they will win. So, this has become a real standoff and increasingly nasty. Gerry’s in the middle of it all, and he's got some choice words for Netflix and Warner's, and of course, I asked him whether the Ellisons are prepared to increase their bid. So today it's the Warner Brothers projection of the Paramount bid plan to fight back and what's left for the Ellisons to do. From The Ringer and Puck, I'm Matt Belloni, and this is The Town.

Alright, we are here with Gerry Cardinale, who is the Founder and Managing Partner of RedBird Capital Partners, and in the middle of this Paramount Warner Brothers Netflix standoff. Welcome, Gerry.

GERRY CARDINALE: Good to be here, Matt.

MATTHEW BELLONI: All right, I appreciate you coming on the show today, because the Warner’s filing yesterday was pretty scathing. I mean, I haven't seen a whole lot of these in my career. I'm sure you've seen meaner ones in yours, but they walked through their version of events here, and it was a portrait in their eyes, of a bid that was messy, that had a lot of questions around it, specifically about how much Larry Ellison was willing to backstop this deal and put up his own funds to make sure that it happens, and there were miscommunications and lawyers firing off letters when other bankers involved didn't know they were doing it and said we didn't support that. So just give me your sense overall of what they were doing here, and then we'll get into more of the specifics of some of the claims.

GERRY CARDINALE: Well, you know, it's all a false narrative. It's all a bunch of red herrings.

MATTHEW BELLONI: Okay, tell me why.

GERRY CARDINALE: Because, at the end of the day, the fiduciary responsibility here is to deliver the highest value and certainty to Warner Brothers shareholders. So, please tell me that $108 billion deal is not going to rise or fall based on this kind of, you know, lack of communication, and based on, you know, these kind of, you know, clerical, you know, issues. I mean, when you when you step back and you look at what the crux of their argument is for why they didn't entertain our sixth bid when we had five bids prior to that, and a track record of addressing all of their concerns. And then just all of a sudden, accelerated, went exclusive with Netflix. And then in the cold light of day, you see the two off, the two proposals side by side, and it is clear that our proposal is superior. Our proposal is, you know, all cash at $30 a share for 100% of the company. And we have a cleaner regulatory path. There is zero extrapolation, zero conjecture that needs, that needs to go on with our bid. You look at the Netflix proposal and to be quite honest with you, you need 3D glasses to understand it. You've got, you've got, just as a starting point, you know, our offer is, it's got $18 billion more in cash than their offer. Their offer is both stock and cash, as you know, and that's—

MATTHEW BELLONI: And the value of the stub and the TV agreement and like, we don’t need to get into the disputed value of the TV networks. You guys say they're not valued very high, Netflix says they are valued high.

GERRY CARDINALE: Well, it's actually a really important point, because not only do you have, you know, the Netflix stock component for studio and streaming, where it's already lost, shed 120 something billion of market cap, and it's below the low end of the collar, but you got this completely moving target on the spinco and that is more of an issue than anyone has articulated. Not only is it a complete conjecture as to what it would trade for, right, and what the value is, and it's remarkable to me, I should say, that everybody talks about this. You guys in the press talk about it. Wall Street research talks about it. We talk about the only constituent in this entire equation who doesn't talk about the value of the spinco is the Warner side. Now, why is that right?

MATTHEW BELLONI: Well why is it? You tell me.

GERRY CARDINALE: Well, you know, let's, let's, let's talk about it. The chairman of the board went on CNBC this morning and made a passing comment about $3 to $5 a share. Well, first of all, it's not, $5 was in a single research report.

MATTHEW BELLONI: The B of A, yes, none of the others have gotten that high.

GERRY CARDINALE: Right, and that then, and then that one research analyst revised it down to three bucks. The problem is, when you look at the leverage that's put on the spinco.

MATTHEW BELLONI: The debt being put onto the CNN, TNT group that’s being spun off.

GERRY CARDINALE: And you have to extrapolate what that debt is. When you look at the total debt, that is projected at the time of, you know, closing, and you look at the debt that they're putting on studio and streaming, you extrapolate that there's about $15 billion of debt put on spinco, all right. For that group of assets, $15 billion of debt is—

MATTHEW BELLONI: It’s a lot.

GERRY CARDINALE: Well, it's about four times leverage. Now, what's interesting is you have a, an immediate comp out there right now in pre trading called Versant. Right?

MATTHEW BELLONI: Sure, the Comcast networks being spun off.

GERRY CARDINALE: Correct. And it's a better portfolio of assets because it's anchored by live news and live sports. And now that trade, that has 1.25 times leverage. And it's trading in four, at four, four and a half times. So think about that.

MATTHEW BELLONI: So you think that these networks are not worth what they say they are.

GERRY CARDINALE: The way they've capitalized, I mean, look, the great thing about all of this stuff? Math is math. I'm a math guy, okay, the EBITDA is the EBITDA, right?

MATTHEW BELLONI: Yeah. But the market sometimes does interesting things with the math.

GERRY CARDINALE: That’s fine. But for you to get to $3 a share, our math gets us to $1 a share. To get to $3 a share, you have to, this thing has to be traded six times.

MATTHEW BELLONI: And that is such a key issue, because the value of the various bids, of the two bids are contingent on what the value of the leftover is. We get that.

GERRY CARDINALE: It's actually worse than that, Matt. So we, get this, so let's say $15 billion in debt, right? It's four times leverage. So, let's say you dial that down. Let's say you can't get, the spinco can't happen at that kind of leverage, which is what I would suspect. So let's say you just take it down to two and a half times leverage, which is, you know, still double what the Versant leverage is. So you take 5 billion off of it, and that 5 billion has got to move over to studio and streaming. You know what happens then? What happens then is that the shareholder value in studio and streaming gets squeezed because the cash amount to the Warner Brothers shareholders for studio and streaming, the value that they put out there on that, gets squeezed because the enterprise value stays the same. And so then you have a situation as follows. By moving, just illustratively, if you move, if you move 5 billion of debt, take it from 15 to 10 from spinco and put it over to studio and streaming, effectively what will happen is that Warner Brothers shareholders will trade $2 a share in cash from studio and streaming for $2 a share in spinco stock. That is what is going to happen, and that is not a good trade for Warner Brothers shareholders, for a declining asset that is massively over levered, especially when you've got the Versant comp out there. So no one talks about that. It's not just this Kabuki around what is the spinco going to trade for? It's the impact on the studio and streaming value.

MATTHEW BELLONI: Arguably, CNN is a premium asset that would have added value, but we don't, I don't want to get into that. I want you to specifically address some of these concerns that were raised by Warner. Specifically the Larry Ellison aspect. Because over and over, it seems like they were really pushing for a personal commitment from Larry Ellison to backstop this deal, and it didn't happen. Why won't Larry simply put up 40 billion of Oracle shares into escrow with his signature on it and guarantee this deal like Elon Musk guaranteed the Twitter deal?

GERRY CARDINALE: Okay, well, this is where everything, you know, gets popularized, and it's and it's, once again, a false narrative. Larry's assets are all in the trust that we put up to backstop this, okay? And that trust has $250 billion of value, including, you know, mostly Oracle stock, okay, that's six times coverage on the 40 billion of equity that the Ellisons and RedBird have backstopped.

MATTHEW BELLONI: But is he on the hook for that?

GERRY CARDINALE: Absolutely.

MATTHEW BELLONI: If this goes wrong, he's on the hook for that.

GERRY CARDINALE: This is the point, okay? The equity backstop, and this is an underwriting structure that is ubiquitous in finance, guarantees the financing is available at closing, not only because it's backed by the $250 billion of assets in the trust, right? And, by the way, this trust has been a counter, a counterparty in other completed public company transactions, including Twitter and Paramount, right, which, by the way, on the Twitter deal that involved, you know, one of Warner Brothers advisors, Wachtell Lipton, right? The equity commitment papers that we submitted to Warner Brothers were identical in all material respects to commitments that the advisors to Warner Brother had agreed to in other large transactions such as Twitter and Electronic Arts. So, the notion here that I personally, first of all, if Larry offered the personal guarantee, it wouldn't have the teeth and the backstop that the trust has, because his assets are all in the trust, so they asked for a backstop with teeth and we gave it to them.

MATTHEW BELLONI: Yeah, I don't care about the clerical error and that there was, on the proxy it was just Larry Ellison, like, I get that, but that seems like a made up sort of like semantic thing, assuming it's, the trust is the responsible thing, though. Why? If you say that Larry is fully prepared to go all in on this, why is the Ellison family only putting in $12 billion of equity, and you've now recruited three Middle East funds to invest double that, 24 billion?

GERRY CARDINALE: It's funny. It's funny to hear you say only 12 billion. I mean, you are getting the B in billion? Aren’t you?

MATTHEW BELLONI: I get it. But this is $108 billion offer.

GERRY CARDINALE: I understand that, but the Ellisons will be the largest economic owner. Let me, let me just, let me step back for one second, and I will get right into the answer to the question. This is an owner-operated model. I've said before that this is the first time since Walt Disney that you've had a family own control of one of the majors. He's the largest economic owner in Paramount. He's the largest economic owner in the in this pro forma deal. He and RedBird, the Ellison family and RedBird have 100% governance control. And, you know, I put that up, right up against, how much does Reed and Ted have ownership in Netflix?

MATTHEW BELLONI: Not that, not

GERRY CARDINALE: Exactly. And how much does David Zaslav have in Warner Brothers?

MATTHEW BELLONI: I get it. I mean, we don't have to get into whether the Ellisons are good stewards of this company. That that's a whole separate question. I want to talk specifically about the deal, though.

GERRY CARDINALE: Sure.

MATTHEW BELLONI: Because that's what, that's what is at issue right now. Why did you recruit these three Middle East countries? They weren't disclosed in the first offer, then they were in the December 1 offer. Why did you go and recruit these, my reporting suggests that you and Ari Emmanuel and David were out in the Middle East getting these investors on board. Why did you need them if the Ellisons have no problem covering this?

GERRY CARDINALE: Well, once again, it's a false narrative. When you go from $19, where we started was $19 a share, cash and stock, based on addressing all the feedback from the board, they kept giving us hurdles to jump through, we got to $30 in cash for 100% of the company. When you go from 19 a share in cash and stock to 30, all cash, despite the fact that Ellison and RedBird are backstopping this thing, it is prudent to get partners, right? This is the largest private equity financing deal in history, right? Every other deal, nobody has any problems when KKR and Blackstone and TPG all club together on a deal.

MATTHEW BELLONI: No, I get it, but you have to understand, the Saudis are different. That is a regime that has a history of anti-media activities. Them owning even a piece of the company that owns CNN is problematic to a lot of people, and potentially hurts you in the regulatory process.

GERRY CARDINALE: Yeah look, we're not trailblazers on that, okay? You know, the current administration has sort of blessed these, has encouraged investment from all, all three of these countries. You know, we're not, we're not trailblazing with regards to the Saudis, right?

MATTHEW BELLONI: And you haven't made them any promises about any involvement in anything?

GERRY CARDINALE: Absolutely not. We don't need to do that. We will be the largest economic owner in the overall business. We own 100% of the governance, right? And so, there’s no involvement there. This notion of soft power is antiquated. The administration has asked these countries to invest in the U.S. They’ve given the Saudis a special investment designation. Saudi Arabia is one of the biggest purchasers of U.S. goods, from Boeing to GE to AWS. J.P. Morgan, Warner Brothers’ core advisor and lender, is the reference bank in Saudi Arabia that’s operated for decades in Saudi Arabia.

MATTHEW BELLONI: Why the Middle East people, though? Why, I mean I know you have relationships there, but why there? I mean, is that just where the money is now? That if you want to do an entertainment company, you go there?

GERRY CARDINALE: These are the three most sophisticated sovereign wealth funds in the world, and when you get to a level of $108 billion, I look at it, and even though, I’ll say this to you, even though I don’t outsource my investment committee to third parties, the fact that the three most sophisticated sovereign wealth funds in the world and the most sophisticated private equity firm in the world, Apollo, who’s in the debt alongside B of A and Citi have endorsed, they’re there for two, they’ve endorsed two things. Number one, they’ve endorsed our business plan, and number two they’ve endorsed Ellison and RedBird executing that business plan because we own 100% of the governance.

MATTHEW BELLONI: But you initially did not have them as giving up their voting rights. You initially, you had them as having voting rights, and then you changed that once some objections were raised, correct?

GERRY CARDINALE: Correct. And so once again, you just proved my point. We have shown very tangibly, a track record of addressing the board's concerns, and that's why we're now at our sixth bid here.

MATTHEW BELLONI: Hm, yeah. Why six? Why not just come in with it all from the beginning? Why go incrementally up like this?

GERRY CARDINALE: Because they keep, it's like rope a dope. They keep giving us hurdles to jump through, and it seems to me, without ever an intention of actually getting there with us. And the thing that proves that is that, you know, we went, from December 1, we addressed their issues, we offered the backstop, we went to December 4 and heard nothing, crickets, right? And you can't tell me on a $108 billion deal when the second richest guy in the world is backstopping this with us, and owns, and is the largest economic owner of this, you can't tell me, and when you look at these bids next to each other, you can't tell me that you're going to go immediately to exclusivity with Netflix when their offer is, you know, is a moving target.

MATTHEW BELLONI: Well, they say that Paramount was told that it couldn't improve its offer—

GERRY CARDINALE: That's not true.

MATTHEW BELLONI: After December 1. That's not true, you're saying?

GERRY CARDINALE: Well, the actions, their actions, speak louder than the words. They came back to us after December 1 and said, you got to address these things. And there was the text exchange between the two Davids, where, you know, he said, this isn’t best and final and then we didn't hear anything. But the important point here is that the board has a fiduciary responsibility to get the highest value. And part of highest value, you’ve got to risk adjust that, okay, the whole regulatory thing is about risk adjusting the economic part of the proposal, okay? And so, when you look at that, you cannot say that 30 a share all cash for 100% of the company with a much cleaner regulatory profile, you cannot say that that is inferior to their bid.

MATTHEW BELLONI: We can debate the regulatory issue. I agree with you that that it is likely an easier sell to the government, the combination of two studios rather than making the largest streamer even bigger with the fourth largest streamer, but you're selling in part, or at least by implication, the Trump relationship. And Netflix has a Trump relationship too, and Trump has not picked a side on this one, at least not publicly.

GERRY CARDINALE: I don't think we're doing that.

MATTHEW BELLONI: You don’t think that you're implying that the Ellisons’ relationship with the Trumps is going to help you in the regulatory process.

GERRY CARDINALE: You guys in the media say that, this is very, let me tell you something. The discipline in this commentary around this deal is very, very simple. It's about delivering highest value and certainty to the Warner Brothers shareholders. That is it. Okay? Now you, now, highest value and certainty means you have to, the only thing, our deal has no extrapolation in it, zero. Okay. We are creating, the North Star on the whole investment thesis is on the streaming side, okay, we're creating, our deal creates a three-horse race. Okay?

MATTHEW BELLONI: In streaming. Yes.

GERRY CARDINALE: Between Netflix, us pro forma, with Warner Brothers and Disney.

MATTHEW BELLONI: And whatever Amazon is doing, but we won't count that.

GERRY CARDINALE: Right. That's true, but their deal at four, 20 million pro forma subscribers, 43% market share. That kills competition. It's over. And that is why, and you know, I've been doing this for 35 years, and anytime you look at the constituents in the value chain, and anytime you see all of the constituents in the value chain, you know, raising their concerns unanimously, and I'm talking about talent, content creators and the theatrical exhibitors, they're all going bonkers over the possibilities of this Netflix deal. That tells you that the starting point is a monopolist.

MATTHEW BELLONI: I agree with you. You don't believe Ted when he says that they will continue to release Warner Brothers movies and theaters?

GERRY CARDINALE: I think he said, I think he said he's doing it, you know, for, you know, two weeks on a limited basis, because we'll check the box. That’s not their business model.

MATTHEW BELLONI: No, he didn't say that. He initially said that they would evolve the model to be more consumer friendly after time, and then he made a surprise appearance in Paris this week where he committed to honoring the windows that are currently in place on Warner’s movies. I think he did that in response to the backlash.

GERRY CARDINALE: Sure, and I can't believe you guys don't give him more grief about that than you do about this backstop issue.

MATTHEW BELLONI: Oh, he gets plenty of grief.

GERRY CARDINALE: Okay.

MATTHEW BELLONI: I think people think that the Hollywood people are over emphasizing the theatrical issue, that for the general public, the streaming issue is the bigger deal, but for the people in Hollywood that like to see their movies and theaters, it's a bigger issue here.

GERRY CARDINALE: I think it is. This is a really, it's a very important part of Hollywood. And you know, the good thing about David Ellison is that he comes, he is Hollywood. He is passionate about Hollywood. He is passionate about, you know, filmmaking. I mean, the guy got into Harvard and Stanford and turned it down to go to UCLA Film School, USC film school, rather. And so, you know, he really believes, he bleeds this, he loves it. And, you know, he sees this as you know, an incredibly, you know, fork in the road moment for Hollywood.

MATTHEW BELLONI: Yes, he has, he has explained that in meetings internally. I do understand that.

MATTHEW BELLONI: In this deal, just to bring it back to this topic, could the Ellisons reduce their equity in the company to zero? Could they farm it out to others? That was one of the concerns that Warners highlighted is that there was the ability of the Ellisons to essentially syndicate, or get out of the equity of this company and that, and who knows who might have bought it.

GERRY CARDINALE: I mean, I don't even understand the question, why would they do that when he's already got such a large equity stake in Paramount.

MATTHEW BELLONI: I’m just saying what they're arguing.

GERRY CARDINALE: I mean, they could argue a meteor is going to hit the Earth. It's completely absurd.

MATTHEW BELLONI: And well, they're trying, listen, they've got guys that are poking holes in that offer.

GERRY CARDINALE: But here's the deal, Matt, listen, you know, you're talking about the Ellison family, and particularly a guy who is one of the greatest entrepreneurs in history. He has a track record of always delivering. So, you know, it's, it's absurd to, even you know, disparage him with these kind of assertions.

MATTHEW BELLONI: Okay, is it, though?

GERRY CARDINALE: It is, yes.

MATTHEW BELLONI: We know he has the money, but we don't know he has the commitment. Six That I think is what people are thinking.

GERRY CARDINALE: Hold on one second, hold on one second, hold on one second. Six bids into it, you don't know if he has the commitment?

MATTHEW BELLONI: No I know, and in all the text messages he's involved, he's going to dinner with Zaslav, he's doing this stuff personally but, you know, so was Elon and Elon tried to get out of his deal, and the Twitter board had to hold him to it, because he made a personal guarantee.

GERRY CARDINALE: Right, and Elon didn't spend the number of years and the commitment and the money building up Twitter the way the Ellisons have built up Skydance and Paramount. And you gotta remember something here, we didn't just show up. We're not deal jockeys just showing up. We've been at this for 15 years.

MATTHEW BELLONI: Yeah.

GERRY CARDINALE: And so, it is completely a false narrative, you know, and reputationally, this is very important that this get done the right way. And you know, frankly it's disrespectful to me. It's disrespectful to the Ellisons, you know, who do the, who do these people think they're talking about here. I spent 35 years doing everything the right way, and the Ellisons are no different. I mean, and he's one of the greatest entrepreneurs and business builders in history. When he says he's going to do something, he does it. He's got the, and by the way, don't believe me, look at his track record. He has never, he's done, that trust, and he have been counterparties to tens of thousands of transactions, and he's never not delivered on any one of them, including the most relevant one, which was the Paramount deal. So, all of a sudden, just, you know, there's going to be this aberration that you know, he flakes out. It's impossible not happening. False narrative. And by the way, Matt, step back for a minute. If that is the crux of their argument, they have no argument. Okay?

MATTHEW BELLONI: Okay.

GERRY CARDINALE: I think what we should be talking about is the delivery of shareholder value and certainty to these shareholders. That's what's important. That's where the fiduciary responsibility in the Revlon duties reside. And I don't know why we're not, we should get back to that, as opposed to all this other stuff.

MATTHEW BELLONI: Well why do you think they're doing this? Do you think this was all preordained? Zaslav and Ted Sarandos had a handshake deal, they were talking about, you know him having a role, like, what is the reason that they, in your mind, are pushing this to Netflix?

GERRY CARDINALE: Look, I think you should ask them. I think, you know—

MATTHEW BELLONI: We have asked them. They say they have the better deal, right?

GERRY CARDINALE: Well, that's categorically false. Matt, start with math. Math doesn't lie.

MATTHEW BELLONI: Okay, I get it

GERRY CARDINALE: Cash is king.

MATTHEW BELLONI: But what is just, what is the personal dynamic here? Why do you guys believe? Why did you send that letter from Quinn Emanuel saying that this was a farce of a transaction?

GERRY CARDINALE: Because it looked like this process was not, that there was not a level playing field. Look, I think, from the human nature perspective, you know, our first three offers is what got the board to, you know, put the whole company up for sale.

MATTHEW BELLONI: Yeah, you prompted all of this. They were annoyed and that they screw you guys. If you're gonna knock us off our horse and make us do something we don't want to do, you're not going to get the asset. Is that the argument?

GERRY CARDINALE: Here’s the problem with that, yes, and here's the problem with that, okay, it's not their company. It's the shareholders company, okay? And we have things called Revlon duties and fiduciary responsibility, and so, you know, the color of our money is the same as everybody else's. Last time I checked, cash is king, and you got to respect that. Okay, so we're not winning a popularity, it’s not about a popularity, we're not running for student council, okay? This is serious shit. This is about delivering superior value to these shareholders. They deserve it. That's what capitalism is about, and you got to risk adjust that in terms of the regulatory certainty or uncertainty, and categorically, categorically, our offer is superior to theirs. And if there was any questions around it, and the crux of their argument about the backstop and everything, you pick up the phone and you send an email or a text and you clarify before going exclusive. Every single, all the feedback I get from Warner Brothers investors is, why didn't they do that? Why did they feel a need to go exclusive so quickly when you know your offer is superior, it's all cash. There's no extrapolation needed. You don't need 3D glasses. There's no question about the stub, and it seems like your regulatory pathway is a hell of a lot better than two years of a proctology exam when you took number one and number four and put it together, and you end up, you end up with 420 million subscribers, and you got every constituent. And if you don't believe us, look at every constituent in the value chain, the talent, the creative community.

MATTHEW BELLONI: Yeah, well, there's concerns about you guys as well, but a lot of that has to do with the Trump stuff and CBS. But what are you guys going to do about this? Because I thought maybe today you would come back and say, oh, okay, you're upset about our bid? Couple dollars more. You didn't do that. You reiterated your $30 bid. Why not just raise it a few dollars and say to Netflix, okay, we're up to $32… $33… are you guys in on this?

GERRY CARDINALE: You know that would be a little odd, given that we haven't gotten a response yet on our sixth offer. So why would I come in and up my seventh offer when I haven't gotten a response myself? I'd like an answer.

MATTHEW BELLONI: Oh, so the shareholders should weigh in.

GERRY CARDINALE: David and I would… the reason we went to the shareholders is because David and I would like an answer is to we addressed everything you asked us to do, and we haven't gotten a response back. So before you know any of that other stuff, tell me what's wrong now with this one. Zaslav was the one from the very beginning, who when the stock was in the teens, saying it has to be $30 a share and everybody laughed at that. You know, David Ellison has done more for Warner Brothers shareholders in 3 months—

MATTHEW BELLONI: Then David Zaslav personally.

GERRY CARDINALE: Then David Zaslav has done in three years. Think about that.

MATTHEW BELLONI: Oh, don't even get me started on Zaslav. I mean, you saw the golden parachutes and the comp stuff that came out today. It's insane. $600 million for running a company for three years that shouldn't have been a company in the first place.

GERRY CARDINALE: By the way, look at his look at the last options grants that he was given before we started this thing. I think they were struck as $16.76. That tells you what that tells you what the company thinks about the trajectory here of this business. All right so—

MATTHEW BELLONI: It's insane.

GERRY CARDINALE: We’ve delivered more value. Give David Ellison credit. We’ve delivered more value to these shareholders in three months. So, the notion that we're going to come in, I don't think we need to raise our bid.

MATTHEW BELLONI: Oh, you don’t? Ever? So, you guys aren’t going higher?

GERRY CARDINALE: I'm saying the following, okay? $30 in cash for 100% of the company with our regulatory profile, is superior to Netflix, okay? Now, over to them. Respond to that offer. That's what this is about. Respond to that offer. Tell us we've shown a track record of going through five bids where they responded and somehow on the sixth, where we actually hit what they asked us to hit, both in price and structure and everything else, they decided not to hit, not to respond to it. Why? The shareholder? You owe your shareholders a response. I'm waiting for that.

MATTHEW BELLONI: You should have taken Zaslav to a sporting event. Ted took him to UFC.

GERRY CARDINALE: Yeah, yeah, yeah. Fair enough.

MATTHEW BELLONI: Maybe the restaurant wasn't good enough. Where did you, where did, where did Larry take Zaslav?

GERRY CARDINALE: Yeah, exactly. I don’t know.

MATTHEW BELLONI: All right, so what's the next steps here? What are you guys going to do?

GERRY CARDINALE: We're going to stay disciplined. We also, we also have our own business to run, and we're going to continue to educate shareholders, and we're open for business.

MATTHEW BELLONI: So, you're going to go straight to the shareholders.

GERRY CARDINALE: Yes.

MATTHEW BELLONI: Is that going to be like via presentations, via, you know, YouTube videos? What are you going to do?

GERRY CARDINALE: I don't know. I don't know. I mean, it depends on, you know we've met with investors. They know how to reach us. They're engaged, they're really, they’re really interested.

MATTHEW BELLONI: But what's the next deadline? Like when does this all have to happen by?

GERRY CARDINALE: January 8th is when the tender offer deadline is, and so you know we're going to work through to January 8th.

MATTHEW BELLONI: Okay. And you think you're ultimately confident that this is going to work?

GERRY CARDINALE: Yeah.

MATTHEW BELLONI: We ask guests these days who they think is going to get this and give us a percentage. You guys better than half? Less than half? Not a lot of these hostile offers go through.

GERRY CARDINALE: Look, the way I'd answer it is, again, I'm a math guy. I'm not about popularity contests, you know.

MATTHEW BELLONI: You're very popular. I've heard people like you.

GERRY CARDINALE: Well, where, where we stand right now, we’re the superior offer and we're open to the business. So let's go. Let's go.

MATTHEW BELLONI: Okay.

GERRY CARDINALE: We've shown that we really want these assets. We believe that these assets, together with Paramount, are great for Hollywood. This is about Hollywood and the next generation, and what we're going to deliver, and this is David Ellison's legacy. I respect him so much, and I'm backing him, and I'm betting my firm on it, and I believe in this so much, and we're going to do this.

MATTHEW BELLONI: Well, I'm sure the investor funds and some of the shareholders would love a trip to Lanai or somewhere like that over the holidays. Get him some pineapples, right?

MATTHEW BELLONI: All right, thank you, Gerry. I appreciate you coming on the show and getting grilled by me.

GERRY CARDINALE: You bet buddy, good to talk to you.

Cautionary Note Regarding Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to Paramount Skydance Corporation’s (“Paramount”) future financial results and performance, potential achievements, anticipated reporting segments and industry changes and developments. All statements that are not statements of historical fact are, or may be deemed to be, “forward-looking statements”. Similarly, statements that describe Paramount’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect Paramount’s current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Paramount’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. These risks, uncertainties and other factors include, among others:  the outcome of the tender offer by Paramount and Prince Sub Inc. (the “Tender Offer”) to purchase for cash all of the outstanding Series A common stock of Warner Bros. Discovery, Inc. (“WBD”) or any discussions between Paramount and WBD with respect to a possible transaction (including, without limitation, by means of the Tender Offer, the “Potential Transaction”), including the possibility that the Tender Offer will not be successful, that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein, the conditions to the completion of the Potential Transaction or the previously announced transaction between Warner Bros. and Netflix Inc. (“Netflix”) pursuant to the Agreement and Plan of Merger, dated December 4, 2025, among Netflix, Nightingale Sub, Inc., WBD and New Topco 25, Inc. (the “Proposed Netflix Transaction”), including the receipt of any required stockholder and regulatory approvals for either transaction, the proposed financing for the Potential Transaction, the indebtedness Paramount expects to incur in connection with the Potential Transaction and the total indebtedness of the combined companies, the possibility that Paramount may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate the operations of WBD with those of Paramount, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Potential Transaction; risks related to Paramount’s streaming business; the adverse impact on Paramount’s advertising revenues as a result of changes in consumer behavior, advertising market conditions and deficiencies in audience measurement; risks related to operating in highly competitive and dynamic industries, including cost increases; the unpredictable nature of consumer behavior, as well as evolving technologies and distribution models; risks related to Paramount’s decisions to make investments in new businesses, products, services and technologies, and the evolution of Paramount’s business strategy; the potential for loss of carriage or other reduction in or the impact of negotiations for the distribution of Paramount’s content; damage to Paramount’s reputation or brands; losses due to asset impairment charges for goodwill, intangible assets, FCC licenses and content; liabilities related to discontinued operations and former businesses; increasing scrutiny of, and evolving expectations for, sustainability initiatives; evolving business continuity, cybersecurity, privacy and data protection and similar risks; content infringement; domestic and global political, economic and regulatory factors affecting Paramount’s businesses generally, including tariffs and other changes in trade policies; the inability to hire or retain key employees or secure creative talent; disruptions to Paramount’s operations as a result of labor disputes; the risks and costs associated with the integration of, and Paramount’s ability to integrate, the businesses of Paramount Global and Skydance Media, LLC successfully and to achieve anticipated synergies; volatility in the prices of Paramount’s Class B Common Stock; potential conflicts of interest arising from Paramount’s ownership structure with a controlling stockholder; and other factors described in Paramount’s news releases and filings with the Securities and Exchange Commission (the “SEC”), including but not limited to Paramount’s most recent Annual Report on Form 10-K and Paramount’s reports on Form 10-Q and Form 8-K. There may be additional risks, uncertainties and factors that Paramount does not currently view as material or that are not necessarily known. The forward-looking statements included in this communication are made only as of the date of this report, and Paramount does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell securities. This communication relates to a proposal that Paramount has made for an acquisition of WBD and the Tender Offer that Paramount, through Prince Sub Inc., its wholly owned subsidiary, has made to WBD stockholders. The Tender Offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, the letter of transmittal and other related offer documents), filed with the SEC on December 8, 2025. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the offer. Subject to future developments, Paramount (and, if a negotiated transaction is agreed, WBD) may file additional documents with the SEC. This communication is not a substitute for any proxy statement, tender offer statement, or other document Paramount and/or WBD may file with the SEC in connection with the proposed transaction.

Investors and security holders of WBD are urged to read the tender offer statement(s) (including the offer to purchase, the letter of transmittal and other related offer documents), and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of WBD. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Paramount through the website maintained by the SEC at http://www.sec.gov.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Paramount and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies against the Proposed Netflix Transaction. You can find information about Paramount’s executive officers and directors in Paramount’s Current Reports on Form 8-K filed with the SEC on August 7, 2025, and September 16, 2025, and Paramount’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2025. Additional information regarding the interests of such potential participants will be included in one or more proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.